Exhibit 99.1

Foresight Appoints Alain Charlois as Vice President of Strategic Partnerships in North America and Europe

Ness Ziona, Israel – June 24, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the appointment of seasoned executive Alain Charlois as Vice President of Strategic Partnerships, effective July 1st, 2020. Mr. Charlois will be responsible for developing new business opportunities and identifying potential strategic partners in the Advanced Driver Assistance Systems (ADAS) and autonomous driving markets in North America and Europe.

Alain Charlois has extensive experience commercializing disruptive technology and scaling businesses in both the automotive and off-highway markets, holding leadership positions at international companies across Asia, Europe and North America. Mr. Charlois led the strategic business development and product strategy planning at automotive companies such as ZF-TRW Automotive, as well as startups such as Fallbrook Technologies and Phantom Intelligence. His deep automotive experience gives him a unique and invaluable perspective on ADAS sensors, autonomous vehicles, and the associated ecosystem.

“Foresight’s unique vision technology has the potential to revolutionize automotive safety” said Haim Siboni, Foresight’s CEO. “Mr. Charlois’ unique skills and extensive industry relationships will allow us to generate additional interest in our offerings, help us identify and connect with potential corporate partners, and expand our presence in the ADAS and autonomous vehicles markets.”

“I believe a lot more could be done with advanced computer vision and ADAS technologies to enhance drivers’, pedestrians’ and cyclists’ safety” said Mr. Charlois. “I am delighted to join the Foresight team and push their disruptive sensing technology into the marketplace”.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the ability of Foresight’s technology to revolutionize automotive safety, as well as Foresight’s ability to connect with potential partners and expand its presence in the ADAS and autonomous vehicles markets. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:
Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654